Exhibit 99.3
Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.
Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below.
The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Bryan K. Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 6, 2009

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the accompanying consolidated balance sheets of Brookfield Properties Corporation and subsidiaries (the “company”) as at December 31, 2008 and 2007, and the related consolidated statements of income, changes in common equity, comprehensive income and cashflow for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2009 expressed an unqualified opinion on the company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 6, 2009	Licensed Public Accountants

Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as at December 31, 2008, Brookfield Properties Corporation’s internal control over financial reporting is effective.
Brookfield Properties Corporation’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties Corporation’s Consolidated Financial Statements for the year ended December 31, 2008, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of Brookfield Properties’ internal control over financial reporting.

Richard B. Clark	Bryan K. Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 6, 2009

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the internal control over financial reporting of Brookfield Properties Corporation and subsidiaries (the “company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the company and our report dated March 6, 2009 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 6, 2009	Licensed Public Accountants

Consolidated Balance Sheets

December 31 (US Millions)	Note	2008	2007

Assets
Commercial properties	4	$14,901	$15,889
Commercial developments	5	1,225	1,172
Residential developments	6	1,196	1,228
Receivables and other	7	935	1,056
Intangible assets	8	637	759
Restricted cash and deposits	9	116	151
Cash and cash equivalents	27	157	214
Assets related to discontinued operations	10	290	4

		$19,457	$20,473

Liabilities
Commercial property debt	11	$11,505	$12,125
Accounts payable and other liabilities	12	1,168	1,357
Intangible liabilities	13	707	834
Future income tax liabilities	14	247	600
Liabilities related to discontinued operations	10	217	3
Capital securities — corporate	15	882	1,053
Capital securities — fund subsidiaries	16	711	739
Non-controlling interests — fund subsidiaries	16	212	216
Non-controlling interests — other subsidiaries	18	68	86
Preferred equity — subsidiaries	19	313	382
Shareholders’ equity
Preferred equity — corporate	20	45	45
Common equity	21	3,382	3,033

		$19,457	$20,473

See accompanying notes to the consolidated financial statements
On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	Chief Executive Officer

Consolidated Statements of Income

December 31 (US Millions, except per share amounts)	Note	2008	2007

Total revenue	23	$2,805	$2,842

Net operating income
Commercial property operations	23	$1,328	$1,260
Residential development operations	23	144	237
Interest and other	23	52	44

		1,524	1,541
Expenses
Interest
Commercial property debt		637	673
Capital securities — corporate	15	57	61
Capital securities — fund subsidiaries	16	(70)	(27)
General and administrative		103	103
Non-controlling interests
Fund subsidiaries	16	(22)	(75)
Other subsidiaries		20	23
Depreciation and amortization		545	519
Future income taxes	14	(429)	69
Other	17	(24)	44

Net income from continuing operations		707	151
Discontinued operations	10	(7)	89

Net income		$700	$240

Net income from continuing operations per common share	21
Basic		$1.79	$0.38
Diluted		$1.79	$0.37

Net income per common share	21
Basic		$1.77	$0.60
Diluted		$1.77	$0.59

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Common Equity

December 31 (US Millions)	Note	2008	2007

Common shares
Balance, beginning of year		$2,282	$2,303
Shares repurchased		(13)	(26)
Proceeds from shares issued on exercise of options		5	5

Balance, end of year	21	2,274	2,282

Contributed surplus
Balance, beginning of year		—	2
Shares repurchased		(6)	(8)
Stock-based compensation awards	22	6	6

Balance, end of year		—	—

Retained earnings
Balance, beginning of year		659	707
Net income		700	240
Shareholder distributions
Preferred share dividends — corporate		(3)	(3)
Common share dividends		(220)	(216)
Amount paid in excess of the book value of common shares purchased for cancellation		(21)	(69)

Balance, end of year		1,115	659

Accumulated other comprehensive (loss) income
Balance, beginning of year		92	52
Other comprehensive (loss) income for the year		(99)	40

Balance, end of year	21	(7)	92

Total retained earnings and accumulated other comprehensive (loss) income		1,108	751

Total common equity		$3,382	$3,033

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

December 31 (US Millions)	Note	2008	2007

Net income		$700	$240

Other comprehensive (loss) income
Change in foreign currency translation (losses) gains on investments in subsidiaries		(307)	181
Gains (losses) arising from hedges of net investments in subsidiaries, net of taxes of $49 million (2007 — $39 million)		228	(122)
Net gains (losses) on derivatives designated as cash flow hedges, net of non-controlling interests, net of taxes of $1 million (2007 — $7 million)		2	(20)
Reclassification to earnings of foreign exchange gains	17	(24)	—
Reclassification to earnings of losses, net of taxes of $1 million (2007 — $1 million)		2	1

Total other comprehensive (loss) income		(99)	40

Comprehensive income		$601	$280

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cashflow

December 31 (US Millions)	Note	2008	2007

Operating activities
Net income		$700	$240
Depreciation and amortization		555	534
Future income taxes		(399)	103
Foreign exchange gain	17	(24)	—
Impairment loss	10	147	—
Debt defeasance cost	17	—	27
Property disposition gains	10	(164)	(144)
Amortization of value of acquired operating leases to rental revenue, net		(139)	(137)
Straight-line rent, net		(35)	(47)
Amortization of transaction costs		16	21
Stock option and deferred share unit grant expense		6	3
Non-controlling interests — fund and other subsidiaries		(2)	(52)
Non-cash component of capital securities — fund subsidiaries	16	(93)	(82)
Income from equity-accounting investments		(9)	(4)
Distributions received from equity-accounted investments		3	3
Deferred leasing costs		(49)	(41)
Increase in land and housing inventory and related working capital		(148)	(355)
Working capital and other		94	(82)

		459	(13)

Financing activities and capital distributions
Commercial property debt arranged		1,079	1,776
Commercial property debt repaid		(1,184)	(1,513)
Corporate credit facilities arranged		270	837
Corporate credit facilities repaid		(346)	(734)
Capital securities arranged — fund subsidiaries		34	—
Non-controlling interest contributions arranged — fund subsidiaries		16	9
Acquisition financing arranged		—	130
Land development debt arranged		103	271
Land development debt repaid		(91)	(52)
Distributions to non-controlling interests		(36)	(19)
Common shares issued		5	5
Common shares repurchased		(40)	(105)
Preferred share dividends		(3)	(3)
Common share dividends		(220)	(216)

		(413)	386

Investing activities
Loans receivable		35	40
Loans receivable — affiliate	27	—	(200)
Acquisitions of commercial properties, net	27	(16)	(307)
Proceeds from sale of commercial properties, net	27	420	224
Restricted cash and deposits		35	365
Commercial development and redevelopment investments		(394)	(313)
Commercial property tenant improvements		(106)	(107)
Capital expenditures		(77)	(49)

		(103)	(347)

(Decrease) increase in cash resources		(57)	26
Opening cash and cash equivalents		214	188

Closing cash and cash equivalents		$157	$214

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
(a) General
The consolidated financial statements of Brookfield Properties Corporation (“Brookfield Properties” or “the company”) are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(b) Principles of consolidation
The consolidated financial statements include:
(i)	the accounts of all wholly-owned subsidiaries of the company and the accounts of all such wholly-owned subsidiaries’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures;

(ii)	the accounts of BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) and the accounts of BPO Properties’ and Brookfield Financial Properties’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures; and

(iii)	the accounts of Brookfield Properties Office Partners, Inc., TRZ Holdings LLC, BPOP Holdings (US) LLC and BPOP (Canada) Inc. (collectively, the “US Office Fund”) and the accounts of the US Office Funds’ incorporated and unincorporated joint ventures to the extent of its proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures.
The company’s ownership interests in operating entities which are not wholly owned, other than property-level joint ventures, are as follows:
(i)	Brookfield Financial Properties: The company owns a 99.4% limited partnership interest and a 100% managing general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 89.2% on an equity basis and 56.1% on a voting basis of the common shares of BPO Properties.

(iii)	US Office Fund: The company owns an indirect 45% economic interest in the US Office Fund through its 100% equity interest in BPOP (Canada) Inc., which in turn holds 38% of the common equity in TRZ Holdings II Inc. (formerly Trizec Properties Inc.), and its 6% equity interest in Brookfield Properties Office Partners, Inc., which holds a 35% interest in the legal equity of TRZ Holdings LLC (which holds the remaining 62% of the common equity of TRZ Holdings II Inc.). The company has determined that TRZ Holdings LLC is a variable interest entity based on the characteristics of its equity. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.
(c) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its estimated fair value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with acquired tenant relationships is amortized on a straight-line basis over the expected term of the relationships. Depreciation on buildings and amortization on tenant improvements and acquired tenant relationships are recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

The unamortized balance of above- and below- market leases, lease origination costs and tenant relationships is included in intangible assets or intangible liabilities as appropriate.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Leasing costs, which include third-party brokerage fees and legal costs incurred in the successful negotiation of leases, have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. The unamortized balance is included in commercial properties.

(ii)	Commercial developments

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For commercial development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential developments

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. For residential developments, an impairment loss is recognized when carrying value of the land exceeds its undiscounted future net cashflow. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific development plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iv)	Discontinued operations

Properties that qualify as “held for sale” pursuant to the criteria of CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” are classified as discontinued operations. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations and balance sheet items related to any property that has been identified as a discontinued operation are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.
(d) Capitalized costs
Costs capitalized to commercial and residential properties which are under development include all direct and directly attributable expenditures incurred in connection with the acquisition, to the extent that such costs are incremental to a specific acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest, certain general and administrative costs, and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development and initial leasing period is treated as a reduction of costs.
(e) Tenant improvements
The company’s lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by the company pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord, or tenant inducements. When the payment is determined to be for tenant improvements owned by the company, then the improvements are accounted for as an addition to commercial property and depreciated on a straight-line basis over their estimated useful life. If the company determines that it is not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which are amortized to revenue over the term of the lease.

(f) Stock-based compensation
The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
(g) Revenue recognition
(i)	Commercial properties

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where the company is required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. The company considers a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property.

(ii)	Residential properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

(iii)	Performance and management fee revenue

The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.
(h) Income taxes
The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.
(i) Reporting currency and foreign currency translation
The consolidated financial statements are presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. The company’s operations in Canada are primarily self-sustaining in nature and, as such, are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income as foreign currency translation gains or losses. Gains or losses on foreign currency denominated financial instruments and derivatives that are designated as hedges of the net investments in these subsidiaries are also reported in other comprehensive income, net of related future income taxes.
Foreign currency denominated monetary assets and liabilities of the company and its integrated subsidiaries are translated at the rate of exchange prevailing at period-end and any resulting translation gains or losses are included in net income. Related revenues and expenses are translated at average rates during the period.
All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.

(j) Use of estimates
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and fair values, the allocation of purchase prices to components of commercial properties and businesses acquired, the useful lives for depreciation and amortization, the allocation of residential development costs across phases and communities, the company’s ability to utilize tax losses and the rates at which those losses will be realized, the selection of discount and capitalization rates used to fair value assets, the effectiveness of hedges and the fair value of financial instruments for disclosure purposes.
(k) Financial instruments and derivatives
Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition in the consolidated balance sheets. Measurement subsequent to initial recognition depends on the financial instruments classification which is determined by the purpose for which the instrument was acquired or issued, the instruments’ characteristics and the company’s designation of the instrument. Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or other financial liabilities.
Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. The company includes transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument. Available for sale financial assets are measured at fair value with changes therein, together with foreign currency translation gains and losses, recognized in other comprehensive income (“OCI”). The company does not hold any financial instruments that are classified as available for sale or held to maturity.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in an effective cashflow or net investment hedging relationship. The company has reviewed contracts entered or amended since January 1, 2001 for embedded derivatives.
The company presents financial assets on the consolidated balance sheet in receivables and other; restricted cash and deposits; and cash and cash equivalents. Non-derivative financial assets presented in receivables and other are classified as loans and receivables and carried at amortized cost. Derivatives and embedded derivatives with a favorable fair value to the company are presented in receivables and other at fair value. Restricted cash and deposits and cash and cash equivalents are classified as trading and measured at fair value at the balance sheet date.
The company presents financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities — corporate and capital securities — fund subsidiaries. All of the company’s non-derivative financial liabilities are classified as other liabilities and measured at amortized cost following the effective interest method. Derivatives and embedded derivatives with an unfavorable fair value to the company are presented in accounts payable and other liabilities at fair value.
The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.
In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the variability in the cashflows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.
In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested deferred share units are recorded in general and administrative together with the corresponding compensation expense. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in interest and other income.
(l) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. The company adopted the requirements of Section 1535 on January 1, 2008 and the required disclosures are included in Note 25 to these consolidated financial statements.
Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments — Disclosures” and Section 3863, “Financial Instruments — Presentation.” These standards replace Section 3861, “Financial Instruments — Disclosure and Presentation” and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Disclosures required by Section 3862 have been made in the notes to these consolidated financial statements. The adoption of Section 3863 did not have any impact on the company’s consolidated financial statements.
Inventories
In June 2007, the CICA issued a new accounting standard, Section 3031, “Inventories,” which establishes guidance on the measurement and disclosure of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The company adopted the requirements of Section 3031 on January 1, 2008. The adoption of this standard resulted in additional disclosures being provided with respect to the company’s residential developments.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses previously deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, will no longer be eligible for capitalization. The new section and related amendments will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the company will adopt the new standards for its fiscal year beginning January 1, 2009 and, consistent with transition provisions in Section 3064, the company will adopt the standards retrospectively with restatement. The company is still assessing the impact of the adoption of this standard but expects to record a reduction of receivables and other with a corresponding charge against retained earnings.

NOTE 4: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	2008	2007

Commercial properties
Land	$2,697	$2,828
Building and improvements	13,501	14,253

Total commercial properties	16,198	17,081
Less: Accumulated depreciation	(1,297)	(1,192)

Total	$14,901	$15,889

(a) Commercial properties, carried at a net book value of approximately $3,117 million (2007 - $3,392 million), are situated on land held under leases or other agreements largely expiring after the year 2065. Minimum rental payments on land leases are approximately $27 million annually for the next five years and $2,983 million in total on an undiscounted basis.
(b) Depreciation and amortization on commercial properties for the year ended December 31, 2008 was $387 million (2007 — $366 million).
(c) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2008	2007

Assets	$2,982	$3,369
Liabilities	1,650	1,782
Revenues	519	617
Expenses	269	344
Net income(1)	132	242
Cashflow from operating activities	222	252
Cashflow from (used in) financing activities	34	(169)
Cashflow (used in) from investing activities	(73)	134

(1)	Future income taxes are not reflected here as they are recorded at the corporate level
NOTE 5: COMMERCIAL DEVELOPMENTS
During 2008, the company capitalized a total of $394 million (2007 — $313 million) of costs related to commercial developments. Included in this amount is $332 million (2007 — $259 million) of construction and related costs and $62 million (2007 — $54 million) of interest capitalized to the company’s commercial development sites. Included in capitalized construction and related costs is $6 million of general and administrative expenses related to commercial developments (2007 — $5 million).
NOTE 6: RESIDENTIAL DEVELOPMENTS
Residential developments consists of the following:

(Millions)	2008	2007

Land under development	$390	$431
Housing inventory	88	85
Land held for development	718	712

Total	$1,196	$1,228

During 2008, the company capitalized a total of $30 million (2007 — $30 million) of interest related to residential developments and recovered $17 million of interest during 2008 (2007 — $25 million) through the sale of properties.
Residential developments of $645 million are pledged as security for land development debt (2007- $512 million).

NOTE 7: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	2008	2007

Accounts receivable	$137	$135
Straight-line rent and free rent receivables	409	378
Real estate mortgages	21	63
Residential receivables and other assets	241	292
Prepaid expenses and other assets	127	188

Total	$935	$1,056

NOTE 8: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	2008	2007

Intangible assets
Lease origination costs	$382	$377
Tenant relationships	499	501
Above-market leases and below-market ground leases	66	82

	947	960

Less accumulated amortization
Lease origination costs	(151)	(124)
Tenant relationships	(138)	(62)
Above-market leases and below-market ground leases	(21)	(15)

Total net	$637	$759

NOTE 9: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $116 million at December 31, 2008 (December 31, 2007 — $151 million).
NOTE 10: DISCONTINUED OPERATIONS
At December 31, 2008, the four properties that comprise the company’s Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II were classified as discontinued operations as the company intends to exit this market in the next 12 months through sale of the properties; RBC Plaza has been classified as discontinued since the beginning of 2008. As a result of this classification, the company measured these assets at fair value, based on a discounted cashflow valuation, less costs to sell, resulting in the recognition of an impairment loss on these properties of $140 million, net of taxes of $7 million.
During the third quarter of 2008, the company sold its 50% interest in TD Canada Trust Tower in Toronto. As a result of this sale, the company recognized a gain of $164 million in the third quarter. During the second quarter of 2008, the company sold its 25% interest in Acres House in Niagara Falls. As a result of this sale, the company recognized a net gain of nil in the second quarter.
During the fourth quarter of 2007, the company sold its 25% interest in Gulf Canada Square in Calgary resulting in a gain of $27 million. During the third quarter of 2007, the company sold its 25% interest in both 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto. As a result of these sales, the company recognized a gain of $6 million. During the second quarter of 2007, the company sold a portion of its Waterview development site in Washington, D.C., which was acquired in 2006 as part of the Trizec portfolio. In addition, the company sold its 25% interest in 18 King Street in Toronto. As a result of these sales, the company recognized a gain of $62 million in the second quarter of 2007. During the first quarter of 2007, the company sold its 50% interest in Atrium on Bay in Toronto as well as its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, the company recognized a gain of $47 million.

The following table summarizes the income and gains from discontinued operations:

(Millions)	2008	2007

Revenue	$76	$108
Operating expenses	(41)	(55)

	35	53
Interest expense	(19)	(26)
Depreciation and amortization	(10)	(15)

Income from discontinued operations prior to gains, non-controlling interests and taxes	6	12
Gain on sale of discontinued operations	164	144
Impairment loss	(147)	—
Non-controlling interests	—	(33)
Future income taxes	(30)	(34)

(Loss) income and gains from discontinued operations	$(7)	$89

(Loss) income and gains from discontinued operations per share — basic and diluted	$(0.02)	$0.22

NOTE 11: COMMERCIAL PROPERTY DEBT
Commercial property debt includes $11,379 million of debt that is secured by commercial properties and commercial developments and $325 million of corporate facilities that are not secured.
The weighted average interest rate at December 31, 2008 was 5.07% (December 31, 2007 — 6.65%). The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. Approximately 55% of the company’s outstanding debt at December 31, 2008 is fixed rate debt (December 31, 2007 — 61%). Approximately 94% of the company’s outstanding debt at December 31, 2008 is non-recourse to the company (December 31, 2007 — 94%).
Commercial property debt includes $1,303 million (2007 — $1,509 million) repayable in Canadian dollars of C$1,591 million (2007 — C$1,507 million), all of which is payable by self-sustaining foreign subsidiaries.
Included in total commercial property debt is $11 million (December 31, 2007 — $17 million) of premiums representing the unamortized difference between the fair value of mortgages assumed on acquisitions and the corresponding contractual principal amounts at the date of assumption. This amount is amortized over the remaining term of the debt as an adjustment to interest expense following the effective interest method.
Commercial property debt maturities and scheduled principal repayments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Dec. 31, 2008

2009	$164	$995	$1,159	3.87%
2010	182	286	468	4.64%
2011(2)	191	4,463	4,654	3.98%
2012	199	182	381	6.24%
2013	61	1,286	1,347	5.93%
2014 and thereafter	669	3,026	3,695	6.14%

Total commercial property debt	$1,466	$10,238	$11,704	5.07%

(1)	Includes $199 million of commercial property debt related to discontinued operations at December 31, 2008 (December 31, 2007 — nil)

(2)	Corporate mezzanine debt of $3,089 million within the U.S. Office Fund matures in 2011
NOTE 12: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2008	2007

Accounts payable and accrued liabilities	$525	$613
Straight-line rent payable	70	59
Residential payables and accrued liabilities	139	184
Land development debt	434	501

Total	$1,168	$1,357

Land development debt of $434 million (2007 — $501 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at December 31, 2008 was 3.87% (2007 — 6.17%). Approximately 8% of the company’s outstanding land development debt at December 31, 2008 is fixed rate debt (December 31, 2007 — 14%).
Advances totaling $379 million are due by the end of 2009, with the remaining balances due prior to 2014 as follows:

	Weighted Average	Principal Repayments
	Interest Rate at						2014	2008	2007
(Millions)	Dec. 31, 2008	2009	2010	2011	2012	2013	& Beyond	Total	Total

Land development debt	3.87%	$379	$48	$7	$—	$—	$—	$434	$501

NOTE 13: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	2008	2007

Intangible liabilities
Below-market leases	$996	$971
Above-market ground lease obligations	40	58

	1,036	1,029

Less accumulated amortization
Below-market leases	(322)	(189)
Above-market ground lease obligations	(7)	(6)

Total net	$707	$834

NOTE 14: FUTURE INCOME TAXES
Sources of future income tax balances are as follows:

(Millions)	2008	2007

Future income tax assets:
Loss carryforwards	$134	$344
Deferred financing costs	6	44

	140	388

Future income tax liabilities:
Properties	314	840
Deferred revenue	41	134
Other	32	14

	387	988

Net future income tax liabilities	$247	$600

The company and its Canadian subsidiaries have future income tax assets of $32 million (2007 — $117 million) that relate to non-capital losses which expire over the next 20 years and $73 million (2007 — $106 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $29 million (2007 — $121 million) that relate to net operating losses which expire over the next 20 years.
The components of income tax expense are as follows:

(Millions)	2008	2007

Income tax expense at the Canadian federal and provincial income tax rate of 33.5% (2007 — 35%)	$96	$70
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	19	18
Lower income tax rates in other jurisdictions	(38)	(23)
Change in tax rate applicable to temporary differences	(479)	(75)
Foreign exchange gains and losses	(49)	43
Change in future Canadian tax rates	—	17
Other	22	19

Total net	$(429)	$69

Included in other is the derecognition of a $1 million (2007 — $7 million) future tax benefit related to loss carryforwards that were previously recognized.

In December 2008, the company’s wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code section 856. The REIT election will be effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. The company believes that BPI substantially met the qualifications for REIT status as of December 31, 2008 and intends for it to satisfy all such qualifications in the future.
The company believes that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years. Accordingly, BPI revalued all of its existing future tax assets and liabilities to the rate expected to apply when the underlying temporary differences reverse resulting in the recognition of a net benefit of $479 million in the income statement at December 31, 2008.
NOTE 15: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2008(1)	2007

Class AAA Series E(2)	12,000,000	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	8,000,000	6.00%	163	199
Class AAA Series G	6,000,000	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	8,000,000	5.75%	162	199
Class AAA Series I	8,000,000	8,000,000	5.20%	164	199
Class AAA Series J	8,000,000	8,000,000	5.00%	163	198
Class AAA Series K	8,000,000	6,000,000	5.20%	121	149

Total				$882	$1,053

(1)	Net of transaction costs of $6 million at December 31, 2008 (2007 — $7 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by Brookfield Asset Management Inc. (“BAM”); balance has been offset with a promissory note receivable from BAM — refer to Note 27(a)
Capital securities — corporate includes $773 million (2007 — $944 million) repayable in Canadian dollars of C$944 million (2007 — $950 million).
The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

Interest expense on capital securities — corporate consists of the following:

(Millions)	2008	2007

Series E(1)	$—	$4
Series’ F through K	57	57

Total net	$57	$61

(1)	Owned by Brookfield Asset Management Inc. — refer to Note 27(a)
NOTE 16: U.S. OFFICE FUND
The company’s interest in the U.S. Office Fund portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations. Third party interests in the U.S. Office Fund are as follows:

(Millions)	2008	2007

Capital securities — fund subsidiaries
Debt securities	$240	$234
Redeemable equity interests	471	505

	711	739
Non-controlling interests — fund subsidiaries	212	216

Total	$923	$955

Debt securities consist of contributions to the U.S. Office Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%. Effective April 2007, the U.S. Office Fund has the right to redeem the debenture for cash, an equity interest in a subsidiary of the U.S. Office Fund, or assets with an equivalent fair value. In the event that the U.S. Office Fund elects to redeem the debenture for cash, the redemption amount will not exceed the fair value of the aforementioned equity interest.
Redeemable equity interests include $426 million (2007 — $440 million) representing the equity interest in the U.S. Office Fund held by the company’s joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the put or the call closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities — fund subsidiaries) in Brookfield Properties’ financial statements as the company could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests consists of $45 million (2007 — $65 million) of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

(Millions)	2008	2007

Interest on debt securities(1)	$(13)	$26
Interest on redeemable equity interests	36	29

	23	55
Non-cash component(2)	(93)	(82)

Total interest expense — capital securities — fund subsidiaries	$(70)	$(27)

(1)	Interest on debt securities includes a gain of $38 million (2007 — nil) representing the effect of a change in estimated future cash flows to settle the obligation

(2)	Represents co-investors share of non-cash items, such as depreciation and amortization

(Millions)	2008	2007

Non-controlling interests	$74	$62
Non-cash component(1)	(96)	(111)

Non-controlling interests — fund subsidiaries	$(22)	$(49)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

Non-controlling interests — fund subsidiaries is comprised of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2008	2007

Non-controlling interests — fund subsidiaries — continuing operations	$(22)	$(75)
Non-controlling interests — fund subsidiaries — discontinued operations	—	26

Total non-controlling interests — fund subsidiaries	$(22)	$(49)

NOTE 17: OTHER
In the current year, the company realized a $24 million foreign exchange gain resulting from a reduction of a net investment in one of the company’s self-sustaining Canadian subsidiaries.
The prior year included $44 million of transaction costs, including $27 million of costs associated with the defeasance of debt at One Liberty Plaza in New York, $13 million of merger integration costs and employee transition costs resulting from the Trizec merger and $4 million of transaction costs written off related to a financing plan the company elected not to implement.
NOTE 18: NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	2008	2007

Common shares of BPO Properties(1)	10.8%	$45	$73
Limited partnership units of Brookfield Financial Properties	0.6%	13	13
UCAR joint venture	50.0%	10	—

Total		$68	$86

(1)	Canadian dollar denominated
At December 31, 2008, the company’s residential subsidiary, Carma Inc., consolidated UCAR Development LLC, a joint venture in which it holds a 50% interest. In the prior year, this entity was proportionately consolidated.
NOTE 19: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $313 million (2007 — $382 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2008	2007

BPO Properties	1,805,489	Series G	70% of bank prime	$37	$45
	3,816,527	Series J	70% of bank prime	78	96
	300	Series K	30-day BA + 0.4%	124	150
	2,847,711	Series M	70% of bank prime	58	71
	800,000	Series N	30-day BA + 0.4%	16	20

Total				$313	$382

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

NOTE 20: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2008	2007

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect to each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 21: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. During the years 2008 and 2007, common shares issued and outstanding changed as follows:

	2008	2007

Common shares outstanding, beginning of year	392,805,608	396,868,457
Shares issued as a result of exercise of options	581,436	450,871
Shares repurchased for cancellation	(2,268,604)	(4,513,720)

Common shares outstanding, end of year	391,118,440	392,805,608

The maximum number of shares reserved for issuance under the company’s Share Option Plan is 39,000,000 (2007 — 13,500,000 on a post-split basis).
During 2008, the exercise of options issued under the company’s share option plan generated cash proceeds of $5 million (2007 — $5 million).
(b) Accumulated other comprehensive income
As of December 31, 2008, accumulated other comprehensive income consists of the following amounts:

	Balance as at Dec. 31
(Millions)	2008	2007

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities	$12	$115
Losses on derivatives designated as cash flow hedges(1), net of taxes and non-controlling interests	(19)	(23)

Accumulated other comprehensive income	$(7)	$92

(1)	Includes losses of $4 million which will be reclassified to interest expense over the next 12 months (2007 — $1 million)

(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2008	2007

Net income from continuing operations	$707	$151
Preferred share dividends	(3)	(3)

Net income from continuing operations available to common shareholders	$704	$148

Net income	$700	$240
Preferred share dividends	(3)	(3)

Net income available to common shareholders	$697	$237

Weighted average shares outstanding — basic	392.3	395.9
Unexercised dilutive options	0.9	3.3

Weighted average shares outstanding — diluted	393.2	399.2

NOTE 22: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.
During 2008, the company granted 2,155,299 stock options (2007 — 1,528,407), under the Share Option Plan with a weighted average exercise price of $18.66 per share (2007 — $31.21 per share), which was equal to the five day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 19, 2008. At the grant date, the options had a weighted average fair value of $5.38 (2007 — $7.78) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 34% volatility (2007 — 19%), a weighted average dividend yield of 3.3% (2007 — 1.6%) and a risk free interest rate of 3.4% (2007 — 4.8%). The resulting total compensation of $11 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2008 under the company’s share option plan:

			Weighted
Issue	Expiry	Number	Average
Date	Date	of Shares	Exercise Price

1999	2009	29,300	$4.39
2000	2010	395,495	4.96
2001	2011	729,162	7.65
2002	2012	1,019,446	8.11
2003	2013	901,458	8.67
2004	2014	1,403,352	13.32
2005	2015	828,602	16.34
2006	2016	818,058	19.90
2007	2017	1,513,044	31.09
2008	2018	2,155,299	18.66

Total		9,793,216	$16.29

The change in the number of options, during 2008 and 2007 is as follows:

	2008		2007
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	8,221,097	$11.77	7,179,459	$11.63
Granted	2,155,299	18.66	1,528,407	31.21
Exercised	(581,436)	(8.34)	(450,871)	(11.90)
Expired / Forfeited	(1,744)	(14.31)	(35,898)	(17.56)

Outstanding, end of year	9,793,216	$16.29	8,221,097	$11.77

Exercisable at end of year	5,174,428	$11.69	4,546,631	$8.02

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of DSUs. The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
At December 31, 2008, the company had a total of 1,054,590 deferred share units outstanding (2007 — 982,381) of which 1,042,147 were vested (2007 — 949,206).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2008 was $6 million (2007 — $3 million).
NOTE 23: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2008	2007(1)

Revenue from commercial property operations	$2,248	$2,098
Revenue from residential development operations	505	700

	2,753	2,798
Interest and other income	52	44

Total	$2,805	$2,842

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

(Millions)	2008	2007(1)

Revenue	$2,248	$2,098
Property operating costs	(920)	(838)

Commercial property net operating income	$1,328	$1,260

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Revenue earned from operating leases for the year ended December 31, 2008 was $2,205 million (2007 — $2,058 million). Included in revenue is net amortization of above- and below-market leases amounting to $139 million (2007 — $137 million).
For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 11% of total U.S. revenues (2007 — 12%). For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 1% of total Canadian revenues (2007 — 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 8% of total revenue for the year ended December 31, 2008 (2007 — 7%).
For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 12% of total U.S. commercial property revenues (2007 — 12%). For the year ended December 31, 2008, rental revenues from Merrill Lynch accounted for 1% of total Canadian commercial property revenues (2007 — 2%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 10% of total commercial property revenue for the year ended December 31, 2008 (2007 — 10%).
Minimum rental commitments on non-cancelable leases over the next five years are expected as follows:

(Millions)	2009	2010	2011	2012	2013

Rental revenue	$1,381	$1,369	$1,260	$1,174	$1,024

(c) Residential development operations
The results of the company’s residential development operations are as follows:

(Millions)	2008	2007

Revenue	$505	$700
Expenses	(361)	(463)

Residential development net operating income	$144	$237

Residential development expenses includes $272 million (2007 — $351 million) representing the carrying value of land under development and housing inventory sold in the year, $3 million (2007 — nil) to write-down residential developments to their estimated fair value and $86 million (2007 - $112 million) of other expenses.
(d) Interest and other income
Interest and other income was $52 million for the year ended December 31, 2008 (2007 — $44 million). Of this amount, $16 million represents interest income for the year ended December 31, 2008 (2007 — $13 million) with the remainder related to other income.
NOTE 24: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
As of December 31, 2008 the company has commitments totaling C$93 million to third parties for the development projects of Bay Adelaide Centre and Bankers Court.
In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2008, these guarantees amounted to $99 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the project, which range from two to eleven years. The values of the guarantees are reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled.
During the year the company has provided guarantees which amounted to $6 million as at December 31, 2008 that have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the life of the projects, which range from two to eleven years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.
The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield Properties does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. The outcome of such claims is not determinable. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2008 is $12 million (2007 — $8 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.
(c) Brookfield Properties maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Brookfield Properties’ all risk policy limit is $1.5 billion per occurrence. Brookfield Properties’ earthquake limit is $300 million per occurrence and in the annual aggregate for the company’s California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
With respect to Brookfield Properties U.S. properties (including the U.S. Office Fund), in October 2008, the company formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation (“Realrisk”), a wholly-owned captive insurance company; Realrisk continues to provide protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, the company expects Realrisk to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by the company.
The company’s Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to $1 billion.
NOTE 25: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2008, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 5.30%.
The following schedule details the components of the company’s capital as at December 31, 2008 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007

Liabilities
Commercial property debt	5.07%	6.65%	$11,704	$12,125
Residential debt	3.87%	6.17%	434	501
Capital securities — corporate	5.42%	5.42%	882	1,053
Capital securities — fund subsidiaries(3)	10.00%	10.00%	711	739
Non-controlling interests — fund subsidiaries(3)	10.00%	10.00%	212	216
Non-controlling interests — other subsidiaries(4)	12.00%	12.00%	68	86
Preferred equity — subsidiaries	4.19%	4.40%	313	382
Shareholders’ equity
Preferred equity — corporate	3.68%	5.01%	45	45
Common equity(5)	12.00%	12.00%	3,023	7,562

Total(6)	5.30%	7.19%	$17,392	$22,709

(1)	As a percentage of average book value unless otherwise noted

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	Assuming 12% return on co-invested capital

(5)	Determined on a market value basis

(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
Commercial property debt — The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns. The company currently has a level of indebtedness of 64% of gross book value. This level of indebtedness is considered by the company to be within its target and the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.
Capital securities — fund subsidiaries and Non-controlling interest — fund subsidiaries The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios in order to, together with the associated asset management fees, enable the company to increase returns on equity.

Capital securities — corporate, Preferred equity — subsidiaries and Preferred equity — corporate. These represent sources of low-cost capital to the company, without dilution to the common equity base.
The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and at December 31, 2008, the company was in compliance with all of its covenants.
The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.
The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	investment in new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.
The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2008, the average term to maturity of the company’s commercial property debt was six years, close to its average lease term at approximately seven years.
The following table presents the contractual maturities of the company’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)(2)	$11,704	$1,159	$5,122	$1,728	$3,695
Residential development debt	434	379	55	—	—
Capital securities — corporate	882	—	164	163	555
Capital securities — fund subsidiaries(3)	240	—	—	—	240

(1)	Net of transaction costs

(2)	Includes $199 million of debt associated with discontinued operations

(3)	Excludes redeemable equity interests
NOTE 26: FINANCIAL INSTRUMENTS
(a) Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. In 2008, the company used the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan (refer to Note 22).
The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.

Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at December 31, 2008 and 2007:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

December 31, 2008	—	—	—	—	—	Capital securities — corporate	C$750M
December 31, 2007	Forward — Sell C$ / Buy US$	C$800M	C$1.00 = US$1.01	March 2008	nil	Capital securities — corporate	C$350M

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at December 31, 2008 and 2007:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item

December 31, 2008
	Interest rate cap	$3,100	6%	2010	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2010	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
December 31, 2007
	Interest rate cap	3,100	6%	2008	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2008	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	350	Pay 5.8%	2017	(33)	Interest payments on refinancing of fixed debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2007 — ten years) as the hedged interest payments occur.
At December 31, 2008 and December 31, 2007, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant. As at December 31, 2008, losses of $7 million were reclassified to interest expense because it was probable the hedged forecasted interest payments would not occur within the originally specified time period.
The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.
Other derivatives
At December 31, 2008, the company’s self-sustaining subsidiaries had foreign exchange contracts to sell a notional amount of US$21 million (2007 — US$21 million) at a weighted average exchange rate of US$1 = C$0.82 (2007 US$1 = C$0.99) maturing in three months. The aggregate fair value of these contracts at December 31, 2008 was nil (2007 — nil).
At December 31, 2008, the company had a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties Corporation common shares. The fair value of the total return swap was a loss of $9 million at December 31, 2008 (2007 — $2 million loss) based on the market price of the underlying shares at that date. As at December 31, 2008, losses of $11 million in connection with the swap have been recorded in general and administrative expense (2007 — nil).
(b) Fair value of non-derivative financial instruments
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

The carrying value of non-derivative financial instruments approximates fair value, except for those noted in the following table:

	2008		2007
	Carrying		Carrying
(Millions)	Value	Fair Value	Value	Fair Value

Financial Assets
Real estate mortgages	$21	Approximates carrying	$63	Approximates carrying
Residential receivables and other assets	241	Approximates carrying	292	Approximates carrying
Financial liabilities
Commercial property debt	11,704	11,545	12,125	12,071
Land development debt	434	Approximates carrying	501	Approximates carrying
Capital securities — corporate	882	Approximates carrying	1,053	Approximates carrying

(c) Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The company does not have significant interest rate risk associated with its financial assets. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate debt and fixed rate debt maturing within one year:

(Millions)	Impact on net income

Corporate revolver	$2
Term facility	1
Variable rate commercial property debt	49
Variable rate land development debt	4
Fixed rate commercial property debt due within one year	2

Total	$58

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.
Foreign currency risk
The company is structured such that its foreign operations are primarily self-sustaining. As a result, the company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of C$1,092 million. The company has designated C$750 million of these financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at December 31, 2008, a 10% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $75 million and net income by $34 million, on a pre-tax basis. The company has Canadian dollar denominated future income tax assets of C$205 million that are translated to U.S. dollars through net income and, in part offset the gains or losses from translating its net Canadian dollar denominated financial liabilities. Taking into account the translation of Canadian dollar denominated future tax assets, the effect of a 10% change in the U.S. to Canadian dollar exchange rate on net income is $20 million on a pre-tax basis.
The company is also exposed to foreign currency risk on U.S. denominated loans receivable of a subsidiary that has the Canadian dollar as its functional currency. Based on the balance of these financial assets at December 31, 2008, a 10% change in the U.S. to Canadian dollar exchange rate would have a minimal impact on net income.
Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties Corporation common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.
(d) Credit risk
Credit risk related to accounts receivable and straight-line rent and free rent receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on real estate mortgages in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.
Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.
The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.
NOTE 27: OTHER INFORMATION
(a) In September 2007, the company loaned C$200 million to Brookfield Asset Management Inc., the company’s parent, at a rate of 108% of prime which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management Inc. pursuant to the terms of the promissory note.
The company has a $300 million credit facility with Brookfield Asset Management Inc. At December 31, 2008, the balance drawn on this facility was nil (December 31, 2007 — nil).
As at December 31, 2008, the company had approximately $15 million (December 31, 2007 — $15 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate. The indebtedness consists of floating rate debt included in the company’s commercial property debt. Interest expense related to this indebtedness totaled nil for the year ended December 31, 2008 (2007 — nil). In the prior year, the company incurred interest expense on its Class AAA Series E capital securities held by Brookfield Asset Management Inc. as noted above. Interest expense related to these shares was $11 million in 2007 and was recorded at the exchange amount.
(b) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2008 (2007 — $2 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with Brookfield Asset Management Inc. and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.
(c) Supplemental cashflow information

Years ended December 31 (Millions)	2008	2007

Acquisitions of real estate	$16	$(622)
Mortgages and other balances assumed on acquisition	—	315

Net acquisitions	$16	$(307)

Dispositions of real estate	$420	$328
Mortgages assumed by purchasers	—	(104)

Net dispositions	$420	$224

Cash taxes paid	$18	$35

Cash interest paid (excluding dividends paid on capital securities)	$762	$761

(d) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(e) During 2008, interest expense included $16 million relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.
(f) During 2008, the company recorded income from equity accounted investments of $9 million (2007 - $4 million). Of this amount, $3 million was recorded in net operating income from commercial property operations and $6 million was recorded in interest and other income (2007 — $3 million and $1 million, respectively).
(g) Included in general and administrative expenses is foreign exchange gains of $15 million (2007 - gains of $1 million).
(h) Included in cash and cash equivalents is nil of short-term deposits at December 31, 2008 (December 31, 2007 — $39 million).
(i) Amortization on intangible assets and liabilities for the year ended December 31, 2008 was $158 million (2007 — $153 million).

NOTE 28: SUBSEQUENT EVENTS
Subsequent to December 31, 2008, the company refinanced its corporate revolver facility for $388 million through June 2011 at LIBOR + 375 basis points.
NOTE 29: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007	2008	2007	2008	2007	2008	2007

Assets
Commercial properties	$13,147	$13,498	$1,754	$2,391	$—	$—	$14,901	$15,889
Development properties	624	676	601	496	1,196	1,228	2,421	2,400
Receivables and other	562	569	132	195	241	292	935	1,056
Intangible assets	612	719	25	40	—	—	637	759
Restricted cash and deposits	112	146	2	2	2	3	116	151
Cash and cash equivalents	97	134	59	74	1	6	157	214
Assets related to discontinued operations	290	—	—	4	—	—	290	4

Total	$15,444	$15,742	$2,573	$3,202	$1,440	$1,529	$19,457	$20,473

The carrying amounts of properties located in the United States and Canada at December 31, 2008 were $14,076 million and $3,246 million, respectively (2007 — $14,445 million and $3,844 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2008	2007(1)	2008	2007	2008	2007	2008	2007

Revenues	$1,809	$1,684	$439	$414	$505	$700	$2,753	$2,798
Expenses	737	667	183	171	361	463	1,281	1,301

	1,072	1,017	256	243	144	237	1,472	1,497
Interest and other income	21	18	20	14	11	12	52	44

Net operating income from continuing operations	1,093	1,035	276	257	155	249	1,524	1,541
Interest expense
Commercial property debt	589	639	48	34	—	—	637	673
Capital securities — corporate	9	9	48	52	—	—	57	61
Capital securities — fund subsidiaries	(70)	(27)	—	—	—	—	(70)	(27)
General and administrative	57	58	46	45	—	—	103	103
Transaction costs	—	40	—	4	—	—	—	44
Non-controlling interests
Fund subsidiaries	(22)	(75)	—	—	—	—	(22)	(75)
Other subsidiaries	—	1	20	22	—	—	20	23
Depreciation and amortization	476	458	69	61	—	—	545	519

Income before unallocated costs	54	(68)	45	39	155	249	254	220
Future income taxes							(429)	69
Other							(24)	—

Net income from continuing operations							707	151
Discontinued operations	(129)	21	122	68	—	—	(7)	89

Net income							$700	$240

Acquisitions of commercial properties, net	$16	$307	$—	$—	$—	$—	$16	$307
Dispositions of commercial properties, net	—	(89)	(420)	(135)	—	—	(420)	(224)
Commercial property tenant improvements	99	100	7	7	—	—	106	107
Development and redevelopment	164	179	230	134	—	—	394	313
Capital expenditures	57	32	20	17	—	—	77	49

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Total revenues earned in the United States and Canada for the year ended December 31, 2008 were $1,842 million and $963 million, respectively (2007 — $1,722 million and $1,120 million, respectively).

Corporate Governance
Brookfield Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its policies and benchmarks them against evolving governance legislation and the views of acknowledged leaders in the area. During 2008, the company continued to further its commitment to prudent corporate governance, ensuring that investors’ interests are represented by a majority of independent directors on the board.
Brookfield Properties’ shareholder-friendly corporate governance policies include:
•	The board has a majority of independent directors

•	The full board is elected annually; shareholders have cumulative voting rights in director elections

•	The company does not have a poison pill in place

•	The positions of CEO and Chairman are separated and a lead independent director has been designated

•	The company has publicly disclosed board guidelines and the performance of the board is reviewed annually

•	Independent directors routinely meet without the CEO or management present

•	The audit committee and the governance and nominating committee are comprised solely of independent directors
The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange (“NYSE”) rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002, and Canadian securities laws. Brookfield Properties, a Canadian company, has chosen to comply with NYSE rules as they apply to U.S. domestic companies and it has filed with the NYSE the most recent Annual CEO Certification as required by section 33A.12(a) of the NYSE Listed Company Manual. However, the company has elected to rely on an exemption from the NYSE rules with respect to certain independence requirements for its human resources and compensation committee. The board believes that it has an appropriate mix of directors on its committees to effectively oversee the business plan and management’s performance.
The board strives to keep informed on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate to ensure that the company’s commitment to sound corporate governance remains intact.
Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee

Paul D. McFarlane, Chair	Allan S. Olson*, Chair	J. Bruce Flatt, Chair
William T. Cahill	William T. Cahill	Paul D. McFarlane
Allan S. Olson	Roderick D. Fraser	Linda D. Rabbitt
Robert L. Stelzl	Diana L. Taylor

*	Lead independent director
Corporate Social Responsibility
Brookfield Properties believes that making a positive contribution to the communities in which it operates is fundamental to the way it does business. That is why the goal of its corporate social responsibility program is to use the company’s human and financial resources to help enrich the lives of those in the cities where it has a presence. This is accomplished in three direct ways. First, the company owns, develops, and manages premier office properties that are sustainable, environmentally friendly, and technologically advanced. Second, it seeks to instill and support a culture of charitable giving and volunteerism amongst its employees. And third, it serves the larger community by animating the public spaces at flagship properties with top-quality concerts, exhibitions, fairs, and festivals, which are held year-round and free of charge.
Brookfield Properties issued its first Corporate Social Responsibility Report in 2008, available for download on the company’s Web site at www.brookfieldproperties.com.

Board of Directors

Gordon E. Arnell
Calgary, Alberta
Chairman
Brookfield Properties Corporation

Chairman of Brookfield Properties since 1995; President 1990-1995; CEO 1990-2000; previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

William T. Cahill
Ridgefield, Connecticut
Managing Director, Independent Risk
Citi Community Capital

Current position since 2002. Previous positions include Managing Director, Citigroup Real Estate Inc., OREO 1996-2002 and Senior Asset Manager 1991-1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983-1991.

Richard B. Clark
New York, New York
Chief Executive Officer
Brookfield Properties Corporation

Current position since 2002; President and CEO of U.S. operations 2000-2002; senior positions for Brookfield Properties and predecessor companies including COO, EVP and Director of Leasing. NAREIT and REBNY Executive Committee; Former Chairman, Real Estate Roundtable Tax Policy Advisory Committee.

Jack L. Cockwell
Toronto, Ontario
Group Chairman
Brookfield Asset Management Inc.

Current position since 2002; President and CEO 1991-2001; senior executive of predecessor companies from 1969. Governor, Royal Ontario Museum and Ryerson University; Director Astral Media Inc and the Toronto Waterfront Corporation.

J. Bruce Flatt
Toronto, Ontario
Senior Managing Partner and CEO
Brookfield Asset Management Inc.

Current position since 2002; President and CEO of Brookfield Properties Corporation 2000-2001; President and COO 1995-2000; held other senior management positions since 1992.

Roderick D. Fraser, Ph.D., O.C.
Edmonton, Alberta
President Emeritus
University of Alberta

President and Vice-Chancellor, University of Alberta 1995-2005; Dean of the Faculty of Arts and Science and Vice-Principal (Resources), Queen’s University, Kingston. Officer of the Order of Canada. Director, Canada-U.S. Fulbright Program, the Aga Khan University and the Alberta Ballet.

Paul D. McFarlane
Mississauga, Ontario
Corporate Director

Retired from a Canadian chartered bank in 2002 after more than 40 years of service. From 1994 until retirement, served as Senior Vice President, Risk Management Division, Head Office. Held positions in numerous branch, regional and head office positions.

Allan S. Olson
Edmonton, Alberta
Chairman and CEO
First Industries Corporation

Current position since 1991. Chairman and CEO, Churchill Corp. 1989-1990 and Banister Construction Group 1990-1991. Various positions at Stuart Olson Construction including President and CEO 1965-1989. Director, ZCL Composites Inc.

Linda Rabbitt
Bethesda, Maryland
CEO, Founder and Chairman
Rand Construction Corporation

Current position since 1989. Executive Vice President, co-founder and co-owner, Hart Construction Co., 1985-1989. Director, Watson Wyatt Worldwide; Class C Director, the Federal Reserve Bank of Richmond. Trustee, George Washington University and Federal City Council. Director, the Greater Washington Board of Trade and the Economic Club of Washington, D.C.

Robert L. Stelzl
Los Angeles, California

Retired from Colony Capital after 14 years as principal and member of the investment committee. Chairman, Brookfield Homes and Director, the Van Eck Family of Mutual Funds, New York. President, Bren Investment Properties 1982-1989; senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Former Chairman, Aman Hotels.

Diana L .Taylor
New York, New York
Managing Director, Wolfensohn & Company

Current position since 2007. Previously Superintendent of Banks for the State of New York; Deputy Secretary to Governor of New York; CFO of Long Island Power Authority; Investment Banker with Smith Barney and Lehman Brothers; Founding Partner of M. R. Beal & Co.; Director, After School Corp., Hudson River Park Trust, Literacy Partners, New York Women’s Foundation, Mailman School of Public Health, Dartmouth College, ACCION International, Sotheby’s, Allianz Global Investors, and Fannie Mae. Member, Council on Foreign Relations.

John E. Zuccotti
New York, New York
Co-Chairman

Brookfield Properties Corporation Current position since 2002. Chairman, Real Estate Board of New York 2004-2006; Senior Counsel, Weil, Gotshal and Manges since 1998; Deputy Chairman, Brookfield Properties 1999-2002; President and CEO, Olympia & York Companies U.S.A. 1990-1996; Partner, Brown & Wood 1986-1990 and Tufo & Zuccotti 1978-1986. First Deputy Mayor of the City of New York 1975-1977. Chairman, New York City Planning Commission 1973-1975. Trustee Emeritus, Columbia University.

Officers

CORPORATE
Richard B. Clark
Chief Executive Officer
Steven J. Douglas
President
Bryan K. Davis
Chief Financial Officer
Brett M. Fox
Chief Compliance and Administrative Officer Corporate Counsel
Melissa J. Coley
Vice President, Investor Relations and Communications
P. Keith Hyde
Vice President, Taxation
Dana E. Petitto
Vice President and Controller
PROPERTY OPERATIONS
UNITED STATES
Dennis H. Friedrich
President and Chief Executive Officer
Paul L. Schulman
Chief Operating Officer
Lawrence F. Graham
Executive Vice President
Edward F. Beisner
Senior Vice President and Controller
G. Mark Brown
Senior Vice President, Strategic Initiatives & Finance
James E. Hedges
Senior Vice President, Acquisitions and Dispositions
Kathleen G. Kane
Senior Vice President and General Counsel
Sabrina L. Kanner
Senior Vice President, Design and Construction
Daniel M. Kindbergh
Senior Vice President, Operations
Jeremiah B. Larkin
Senior Vice President, Director of Leasing
Paul H. Layne
Executive Vice President, Houston
Sara B. Queen
Senior Asset Manager
Joshua J. Sirefman
Senior Vice President, Development
David Sternberg
Senior Vice President, Midwest and Mountain Region
Andrew W. Osborne
Vice President, Acquisitions and Dispositions
Stephanie A. Schembari
Vice President, Human Resources
CANADA
Thomas F. Farley
President and Chief Executive Officer
T. Jan Sucharda
Chief Operating Officer
Stefan J. Dembinski
Senior Vice President, Asset Management Eastern
Robert K. MacNicol
Senior Vice President, Office Leasing, Eastern
Ian D. Parker
Senior Vice President, Asset Management, Western
Deborah R. Rogers
Senior Vice President, Legal, Eastern
Ryk Stryland
Senior Vice President, Development
T. Nga Trinh
Senior Vice President, Investments
N. Dwight Jack
Vice President, Office Leasing, Western
Ricky Tang
Vice President and Controller
RESIDENTIAL OPERATIONS
Alan Norris
President and Chief Executive Officer